UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On November 16, 2022, VectivBio Holding AG published the invitation to its Extraordinary General Meeting of Shareholders to be held on December 9, 2022. A copy of the invitation is furnished as Exhibit 99.1 hereto, and a copy of the press release announcing the publication of such invitation is furnished as Exhibit 99.2 hereto.

Exhibits

99.1	Invitation to the Extraordinary General Meeting of Shareholders

99.2	Press Release dated November 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

November 16, 2022	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer